Mail Stop 6010   November 21, 2006

Robert B. Sari, Esq.
Senior Vice President, General Counsel and Secretary
Rite Aid Corporation
30 Hunter Lane
Camp Hill, Pennsylvania 17011

   Re: **Rite Aid Corporation**
               Schedule 14A filed October 2, 2006
               Revised November 13, 2006
               File No. 1-5742

Dear Mr. Sari:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Schedule 14A
The Jean Coutu Group (PJC) USA, Inc. Consolidated Financial Statements
Notes to the Consolidated Financial Statements
Note 1. Description of business and significant accounting policies
p) Goodwill and other intangible assets, page 134

1.   We have reviewed your response to comment number 39. Please revise your disclosure to specifically state that the prescription files are amortized over 10 years as stipulated within your response and not the range of 5 – 10 years as indicated within your current

disclosures. Additionally, please provide to use additional information supporting how management determined a 10 year useful life is appropriate, how you have considered the Staff's views on "Accounting for Customer Relationship Intangibles" described in the Division of Corporation Finance's "Current Accounting and Disclosure Issues" dated August 31, 2001 as it appears that the prescription files are similar in nature to customer lists.

Note 4. Store closings and impairment charges, page 139

2.   We have reviewed you response to our comment 32. Please disclose within the notes the reason for the change in assumptions for the last two years and quantify the effect these changes had on the reserve. We would anticipate disclosures consistent with the information provided to us supplementally.

3.   We have reviewed your response to our comment 33. Please disclose within Note 4, the breakdown of the liability between the current portion and long-term portion and where these amounts are recorded within the financial statements.

Unaudited Pro Forma Combined Financial Statements of Rite Aid
Notes to Unaudited Pro Forma Combined Financial Statements
Note 2 – Unaudited Pro Forma Adjustments, page 159

4.   We acknowledge your response to our prior comment 34 and that a preliminary purchase price allocation has not yet been performed. Paragraph 35 of SFAS 141 states "…an acquiring entity shall allocate the cost of an acquired entity to the assets acquired and liabilities assumed based on their estimated fair values at date of acquisition". The guidance is clear that the preliminary purchase price allocation should be based on estimates of the fair values at the date of acquisition therefore we reissue the same comment. Please disclose your preliminary purchase price allocation, including specific identification of significant liabilities and tangible and intangible assets likely to be recognized in accordance with guidance provided by paragraphs 36 – 46 of SFAS 141. Please adjust your pro forma financial statement to reflect this allocation including any affect on depreciation and amortization. In addition, please disclose uncertainties regarding the effects of amortization periods assigned to the assets.   Alternatively, tell us the accounting literature used to guide your determination that not providing a preliminary purchase price allocation is appropriate citing all applicable paragraphs.

As appropriate, please amend your filing in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Christine Allen at (202) 551-3652 if you have questions regarding comments on the financial statements and related matters. Please contact Zafar Hasan at (202) 551-3653, or me at (202) 551-3715 with any other questions.

Sincerely,

Jeffrey Riedler
Assistant Director

cc: Stacy J. Kanter, Esq.
        Skadden, Arps, Slate, Meagher & Flom LLP
        4 Times Square
        New York, New York 10036
        (212) 735-3000
        (212) 735-2000 (facsimile)